T3\11

BB 3/5



SECU [barcode] OMMISSION 9

03013624

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
| 8- 25028 |

SEC MAIL PROCESSING
RECEIVED
MAR 3 2003
WASH. D.C. 160 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/02_____ AND ENDING _____12/31/02_____
                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M.L. Stern & Co., LLC

| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8350 Wilshire Blvd
(No. and Street)

Beverly Hills   California   90211

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Kempa, CFO   323-658-4400

                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue   Los Angeles   California   90071
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (3-91)   MAR 1 7 2003

<u>OATH OR AFFIRMATION</u>

I, Steve Kempa, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements for the years ended December 31, 2002 and 2001 and unconsolidated supplemental schedules pertaining to M.L. Stern & Co., LLC (the "Company") as of December 31, 2002 are true and correct. I further affirm that neither the Company nor any shareholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

SANDRA K. MANTIK
Commission # 1301287
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2005

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

(x)   Independent Auditors' Report
(x)   (a) Facing Page
(x)   (b) Consolidated Statements of Financial Condition
(x)   (c) Consolidated Statements of Income
(x)   (d) Consolidated Statements of Cash Flows
(x)   (e) Consolidated Statements of Changes in Members' Capital
( )   (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
           (Not Applicable)
(x)   Notes to Consolidated Financial Statements
(x)   (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
           under the Securities Exchange Act of 1934
(x)   (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and
           Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)   (i) Unconsolidated Information Relating to the Possession or Control Requirements for Brokers
           and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )   (j) A Reconciliation, including Appropriate Explanations, of the Unconsolidated Computation
           of Net Capital under Rule 15c3-1 (included in item (g)) and the Unconsolidated
           Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not
           Required)
( )   (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with
           Respect to Methods of Consolidation (included in Note 2)
(x)   (l) An Oath or Affirmation
( )   (m) A Copy of the SIPC Supplemental Report (Not Required)
(x)   (n) A Report describing any material inadequacies found to exist or found to have existed since
           the date of the previous audit (Supplemental Report on Internal Control)

**   For conditions of confidential treatment of certain portions of this filing, see
      Section 240.17e-5(e)(3).

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com



**Deloitte
&Touche**

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members
M.L. Stern & Co., LLC

We have audited the accompanying consolidated statement of financial condition of M.L. Stern & Co., LLC and subsidiary (the "Company") as of December 31, 2002, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of M.L. Stern & Co., LLC and subsidiary at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the consolidated statement of financial condition, the Company changed its method of accounting for goodwill and indefinite-lived intangible assets in 2002.

Deloitte & Touche LLP

February 7, 2003

Deloitte
Touche
Tohmatsu

M.L. STERN & CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 2,462,389
Cash segregated for the benefit of customers	100,000
Receivables from customers	9,648,075
Receivables from broker-dealers and clearing organizations	179,431
Securities owned and pledged—at fair value	10,603,217
Furniture, equipment and leasehold improvements—at cost, net of accumulated depreciation and amortization of $4,755,326	694,965
Goodwill	3,425,577
Other assets	1,958,978
TOTAL	$ 29,072,632

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:

Line of credit	$ 13,900,000
Payables to customers	294,745
Payables to broker-dealers and clearing organizations	1,948,627
Accrued expenses	616,548
Other liabilities	1,110,062
Total liabilities	17,869,982

COMMITMENTS AND CONTINGENCIES (Note 11)

MEMBERS' CAPITAL:

Members' capital	8,300,267
Retained earnings	2,902,383
Total members' capital	11,202,650
TOTAL	$ 29,072,632

See accompanying notes to consolidated statement of financial condition.

M.L. STERN & CO., LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization—M.L. Stern & Co., LLC ("M.L. Stern LLC") is a Delaware limited liability company formed in 1999 in conjunction with an acquisition by Pacific LifeCorp of an 80% controlling membership interest of M.L. Stern LLC. M.L. Stern LLC is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. M.L. Stern LLC purchases and sells municipal, federal and corporate bonds, mutual funds, unit trusts and other various investment securities at wholesale and retail levels. M.L. Stern LLC also provides security safekeeping services.

M.L. Stern LLC's wholly owned subsidiary, Tower Asset Management, LLC ("Tower LLC"), is a Delaware limited liability company formed in 1999 and a registered investment advisor providing investment advisory services to high net worth individuals or families who require investment expertise and personal service. Tower LLC became a wholly owned subsidiary of M.L. Stern LLC on November 30, 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated statement of financial condition of M.L. Stern LLC and its wholly owned subsidiary, Tower LLC (collectively, the "Company"), has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The accompanying consolidated statement of financial condition includes the accounts of M.L. Stern LLC and Tower LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Transactions—Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Cash Segregated for the Benefit of Customers—As of December 31, 2002, cash of $100,000 was segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Pledged—Securities owned and pledged are recorded at fair value as determined by nationally published quotation services and by the Company, which operates as a market maker in municipal and corporate bond securities.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Long-Lived Assets—In the event that facts and circumstances indicate that furniture, equipment and leasehold improvements and other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

Income Taxes—The Company is organized as a limited liability company for federal income tax and state franchise tax purposes. Pursuant to this tax organization, the Company has no liability for federal income taxes, since such taxes, if any, are the responsibility of its members. However, the Company is subject to California franchise taxes imposed on such companies.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value. The interest rate on the line of credit resets frequently; as such, the line of credit is carried at cost, which approximates fair value.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements and Interpretations—Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill shall not be amortized and shall be tested for impairment annually. Other intangible assets shall be amortized over their useful lives. The Company ceased goodwill amortization as of January 1, 2002. The Company's goodwill asset of $3,425,577 million was not considered impaired.

Effective January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management believes that the adoption of SFAS No. 146 will not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others*, an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FIN No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Management believes the adoption of FIN No. 45 will not have a material impact on its results of operations or financial position and will adopt such interpretation on January 1, 2003 as required.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*, an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. Management believes the adoption of FIN No. 46 will not have a material impact on the Company's consolidated financial statements.

3. **RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS**

Receivables from and payables to broker-dealers and clearing organizations consist of the following at December 31, 2002:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 179,431	$ 1,300,022
Receivables from/payables to broker-dealers and clearing organizations	-	648,605
	$ 179,431	$ 1,948,627

4. **RECEIVABLES FROM AND PAYABLES TO CUSTOMERS**

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the consolidated statement of financial condition.

5. SECURITIES OWNED AND PLEDGED

Securities owned and pledged consist of the following securities at fair value as of December 31, 2002:

State and municipal obligations	$ 10,346,752
Corporate obligations	159,165
U.S. and Canadian government obligations	76,300
Stocks	21,000
	$ 10,603,217

The municipal and corporate bonds are valued by the Company, which serves as market maker in the securities. All securities owned are pledged as collateral for a portion of the Company's line of credit (see Note 7).

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements comprise the following at December 31, 2002:

Furniture and fixtures	$ 2,904,898
Computer equipment and software	1,739,338
Leasehold improvements	806,055
Total	5,450,291
Less accumulated depreciation and amortization	4,755,326
Furniture, equipment and leasehold improvements—net	$ 694,965

7. LINE OF CREDIT

The Company has a broker lending agreement with a bank for a $25,000,000 line of credit, of which $13,900,000 was drawn at December 31, 2002. The line of credit bears interest at the federal funds rate plus a spread; such rate resets daily and was 2.16% at December 31, 2002. The lending agreement requires monthly interest-only payments and has no specified maturity. The lending agreement allows the Company to borrow funds against pledged proprietary and customer securities. At December 31, 2002, the line-of-credit balance related to customer margin transactions was $5,500,000, which was fully collateralized with customer securities in the amount of $7,507,920. The remaining amounts related to Company transactions that were fully collateralized by proprietary positions pledged by the Company.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125, the Company is required to report the values of securities that it has received as collateral and that can in turn be used (or repledged) by the Company to generate financing, such as securities lending, or to fulfill either client-originated or proprietary short sale transactions. The Company is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Company provides margin loans to its clients, which are collateralized by securities in their brokerage accounts. These clients have agreed to allow the Company to sell or repledge those securities in accordance with federal regulations. At December 31,

2002, the Company was allowed, under such regulations, to sell or repledge securities with a market value of $$8,403,861. Of this amount, $7,507,920 has been pledged or sold as of December 31, 2002 in connection with bank borrowing and deposits with clearing organizations.

8. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that covers all full-time employees. Generally, employees who have one year of continuous employment are eligible to participate in the Contribution Plan. Employees may contribute up to 15% of their gross wages, up to the Internal Revenue Service maximum allowable amount. The Company matches, at its discretion, a set percentage of the employees' contributions.

The Company's full-time employees are also eligible to participate in a profit sharing plan.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

In the normal course of business, the Company executes, settles and finances various customer securities transactions. These transactions may expose the Company to risk arising from the potential that either the customer or counterparty may fail to satisfy its obligations and that the corresponding collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss.

Customer securities transactions may be performed on a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis, subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in excess of regulatory guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

Customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

10. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. COMMITMENTS AND CONTINGENCIES

Litigation—The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions will not have a material effect on the consolidated financial position of the Company.

Lease Commitments—The Company has offices in Beverly Hills, Carmel, San Diego, San Francisco and Sacramento, California. The Company leases these premises pursuant to agreements expiring in various years through 2006. The leases require payments of the Company's pro rata share of common area expenses and taxes.

The following is a schedule of minimum future rental payments required under operating leases for office space and computer equipment that have noncancelable lease terms in excess of one year:

Year Ending December 31	
2003	$ 1,521,806
2004	1,579,697
2005	1,385,258
2006	778,409
	$ 5,265,170

Other Commitments—The Company enters into when-issued transactions and underwriting commitments. In the opinion of management, settlement of these transactions as of December 31, 2002 will not have a material effect on the consolidated financial position of the Company.

12. NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, M.L. Stern LLC is required to maintain minimum net capital, as defined, of the greater of $250,000 or 6-2/3% of M.L. Stern LLC's total aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15 to 1 as defined under such provisions. The computation of net capital is done on an unconsolidated basis, and therefore, the accounts of Tower LLC are not included in the computation.

As of December 31, 2002, M.L. Stern LLC's ratio of aggregate indebtedness to net capital was 1.64 to 1; M.L. Stern LLC had net capital, as defined, of $5,341,943, which exceeded the minimum requirements by $4,758,794.

* * * * * *

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte
& Touche

February 7, 2003

M.L. Stern & Co., LLC
8350 Wilshire Boulevard
Beverly Hills, California 90211

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of M.L. Stern & Co., LLC
and subsidiary (the "Company") for the year ended December 31, 2002 (on which we issued our report
dated February 7, 2003), we considered its internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the
consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study
of the practices and procedures followed by the Company (including tests of compliance with such
practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in
making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and
the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in
complying with the requirements for prompt payment for securities under Section 8 of Regulation T of
the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical
possession or control of all fully paid and excess margin securities of customers as required by
Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs of
internal control and of the practices and procedures, and to assess whether those practices and procedures
can be expected to achieve the Securities and Exchange Commission's (the "Commission")
above-mentioned objectives. Two of the objectives of internal control and the practices and procedures
are to provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized acquisition, use or
disposition and that transactions are executed in accordance with management's authorization and
recorded properly to permit the preparation of financial statements in conformity with accounting
principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives
of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above,
misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation
of the internal control or of such practices and procedures to future periods are subject to the risk that
they may become inadequate because of changes in conditions or that the degree of compliance with the
practices or procedures may deteriorate.



Deloitte
Touche
Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP